POWER OF ATTORNEY

BE IT KNOWN, that Mary E. Talbott, Senior Vice President, Deputy General Counsel & Assistant Corporate Secretary of Scripps Networks Interactive, Inc., does hereby make and appoint Cynthia L. Gibson, Executive Vice President, Chief Legal Officer & Corporate Secretary of Scripps Networks Interactive, Inc. (effective November 30, 2012), as her true and lawful attorney for her and in her name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of November, 2012.

/s/ Mary E. Talbott